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                             June 21, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Fast Track Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Fast Track
Solutions, Inc.
                                                            Amendment No. 5 to
Form 10-12G
                                                            Filed June 9, 2021
                                                            File No. 000-56262

       Dear Mr. DeNunzio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10

       General

   1. We note your response to prior comment 1. However, it appears that the conversion of the Sauer Energy, Inc.
shares into Fast Track Solutions, Inc. shares was a sale under
                                                        Section 2(a)(3) of the
Securities Act because the overall transaction resulted in a fundamental change to
the nature of the shareholders    investment. Therefore, please
                                                        disclose in the filing
the risk that the company may have been required to register the transaction under
Section 5 of the Securities Act and that shareholders may have a right of recission under Section
12(a)(1) of the Securities Act.
 Jeffrey DeNunzio
Fast Track Solutions, Inc.
June 21, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJeffrey DeNunzio                      Sincerely,
Comapany NameFast Track Solutions, Inc.
                                                        Division of Corporation
Finance
June 21, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName